Mail Stop 4561

	June 14, 2006

James Yeatman
President and Chief Executive Officer
Consolidated Oil & Gas, Inc.
316 Main Street, Suite L
Humble, TX 77338

Re:	Consolidated Oil & Gas, Inc.
	Form 10-SB
	Amendment No. 2 filed June 1, 2006
	File No. 0-51667

Dear Mr. Yeatman:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 7, which indicates that you pay commissions to finders who advise the company of the names and addresses of other persons that invest in oil and gas wells. Please tell us whether these finders are registered broker-dealers. If not, please provide a detailed legal analysis of why the finders are not required to register as broker-dealers.

Management Discussion and Analysis, page 5
2. We note your response to previous comment 3. Please revise disclosure in your MD&A to reflect how net losses charged to working partners are reflected in your results of operation. We note on page
5 disclosure indicating that you experienced a net loss for the most recent quarterly period. Please describe more specifically in MD&A how the losses were accounted for between the company and its working interest partners.

Interim Results -  1st Quarter 2006 compared with 1st Quarter
2005,
page 6
3. We note the second paragraph on page 7, which attributes increases in the sale of leases to more business done in 2006. Please expand to describe further the reasons for the increase in business that resulted in the sale of more leases. For example, to the extent that the company increased its focus on selling activity or found new opportunities in mineral leases from third parties for sale to working interest partners, please so state.

4. Please revise the first paragraph on page 7 to separately quantify gas and oil sales revenues from the two wells that produced sales in the first quarter of 2006 compared to 2005.

Liquidity and Sources of Liquidity, page 14

5. Disclosure on page 2 indicates that you will need approximately $100,000 to complete the purchase of mineral leases you have identified. Please revise to disclose the specific sources of funding you expect to use to purchase these leases.
6. We note the added disclosure on pages 14 and 15 in response to our previous comment 8. Please update to disclose whether the due date on the note was extended again beyond the June 10, 2006 date. As a related matter, we note on page 13 that the note was taken out to purchase equipment. To the extent material to your operations, please identify the type of equipment and disclose the impact on your operations should you default on the note or fail to obtain conventional financing on the note. Please also disclose the basis for determination of the interest rate given its unusually high amount and tell us where you have filed the lending agreement as an exhibit.

Description of Property, beginning on page 15
Present Activities, page 18
7. We refer to your response to previous comment 9. Please file as an exhibit a specimen of the agreements with working interest partners since the revenues derived from those agreements constituted the majority of your total revenue derived for the most recent period.

Recent Sales of Unregistered Securities, page 26

8. We note your response to prior comment 13, which states that you gave those persons shares of your common stock with their purchase of a working interest in a well. Please tell us whether those persons paid cash for the working interest in the well. If so, please disclose the amount of cash paid. In addition, please tell us why you gave these persons stock in addition to the working interest in a well.

9. Refer to the description of sales since February 20, 2006.
Please
revise to briefly describe the services provided by Carolyn L.
Kyle
and Bryan A. Grelle in exchange for the stock they received.

Financial Statements and Notes

Note 1 - Company Organization and Summary of Significant
Accounting
Policies

Revenue Recognition of Sales Of Leases, pages F-9 - F-10

10. We have read your response to comment 11.   You treat the
amounts
collected first as a recovery of the lease cost of the unproved
property.   Please revise your revenue recognition policy to
disclose
this information and confirm that your recovery of the lease costs had no impact on the statements of operations.

11. Your sale of a working interest in an unproved property
appears
to have two deliverables, the sale of the unproved property and the
drilling commitment.   Tell us how you considered EITF 00-21 in
your
accounting of the transaction.   Your response should include a
detailed explanation of how you determined the appropriate basis to allocate the contract value to both deliverables.

12. Further to our previous comment, it appears that what you have labeled as "Sale of leases" on the statement of operations represents
contract drilling revenue.   In the interest of clarity, please
revise your label "Sale of leases" to something more representative of the revenue derived from your activity. Please revise throughout your document, including MD&A, to reflect the revised label.


Form 10QSB for the period ended March 31, 2006
13. Please revise your form 10-QSB to address the above comments as applicable.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Direct any questions regarding the accounting comments to Wilson
Lee at (202) 551-3468, or Jorge Bonilla, at (202) 551-3414.
Direct
any other questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3780.

Sincerely,



Karen J. Garnett
Assistant Director

cc (via facsimile):  Doug Newman, CFO
		      Consolidated Oil & Gas, Inc.




James Yeatman
Consolidated Oil & Gas, Inc.
June 14, 2006
Page 4